Exhibit 12

Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations, before equity method investment earnings	$(153,456)	$(63,335)	$(52,534)	$33,119	$12,816
Add: Fixed charges	81,645	88,005	111,811	110,805	119,646
Less: Capitalized interest	(24,877)	(13,758)	(4,041)	(10,303)	(20,310)
Total Earnings	$(96,688)	$10,912	$55,236	$133,621	$112,152

Fixed Charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs	$52,476	$70,335	$103,093	$95,705	$94,501
Capitalized interest	24,877	13,758	4,041	10,303	20,310
Estimated interest portion of rent expense	4,292	3,912	4,677	4,797	4,835
Total fixed charges	81,645	88,005	111,811	110,805	119,646
Ratio of earnings to fixed charges	—	—	—	1.21x	—